United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2014

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On August 29, 2014, GW Pharmaceuticals plc (the “Company”), issued a regulatory news release in the U.K. providing details of a gift by Dr. Geoffrey Guy, a Director and Chairman of the Company’s Board of Directors, of 175,000 ordinary shares of the Company to two U.K. based charities. Following this charitable gift, Dr. Guy continues to retain a beneficial interest in 14,443,648 ordinary shares of the Company, representing 6.1% of the Company’s issued share capital (15,791,688 ordinary shares representing 6.7% of the Company’s issued share capital including vested share options). The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Exhibits

99.1	Press release, dated August 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: August 29, 2014